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                                                                Reed Smith LLP
 W. THOMAS CONNER                                          1301 K Street, N.W.
 Direct Phone: +1 202 414 9208                         Suite 1100 - East Tower
 Email: tconner@reedsmith.com                      Washington, D.C. 20005-3373
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March 6, 2013

Sonny Oh
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: COURTESY COPIES OF METLIFE REGISTRATION STATEMENTS FOR NEW SERIES/CLASS C
    AND L - 4 YEAR VARIABLE ANNUITY CONTRACTS FILED JANUARY 25, 2013

Dear Mr. Oh:

   On January 25, 2013, Metlife Investors USA Insurance Company ("MLI USA") and First Metlife Investors Insurance Company ("FMLI," and together with MLI USA, the "Companies") and their corresponding separate accounts filed registration statements (the "Registration Statements") for new Series/Class C and L - 4 Year variable annuity contracts. Attached hereto are courtesy copies of the prospectuses contained in the registration statements, including copies of the prospectuses marked to show changes against the prior versions of the prospectuses for the Series/Class C and L - 4 Year contracts, as explained at greater length below.

   The prospectuses for both the Series/Class C contracts and the Series/Class
L - 4 Year Contracts attached hereto have been marked against the most recent prior versions of the prospectuses for the corresponding contracts. However, the prospectuses for the Series/Class C contracts, unlike those for the Series/Class L - 4 Year contracts, were not revised in October 2012./1/ Accordingly, the Series/Class C prospectuses attached hereto are marked against the April 30, 2012 prospectuses. As a result, some of the disclosure in such prospectuses that has been marked as new or revised, will look familiar to the Staff because it reflects revisions that were made in response to Staff comments on the Series/Class L - 4 Year prospectus amendments from October 2012.


--------
/1/ The Staff may recall that the prospectuses for the Series/Class L - 4 Year contracts were revised in October to incorporate a revised disclosure format for the Guaranteed Minimum Income Benefit and the Enhanced Death Benefit riders offered under those contracts.

NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS .
 LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH . MUNICH . ABU DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON . SILICON VALLEY . DUBAI
                      . CENTURY CITY . RICHMOND . GREECE

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Mr. Sonny Oh
March 6, 2013
Page 2

SERIES/CLASS C CONTRACTS (FILE NOS. 333-186205 AND 333-186217)
------------------------

   The Series/Class C contracts being registered on the Registration Statements have been in response to requests from some of the Companies' distribution partners for a basic variable contract without any optional living benefit riders and without most of the optional death benefit offered with the current Series/Class C contracts. Accordingly, the primary distinctions between the prospectuses in the Registration Statements and the April 30, 2012 prospectuses for the existing contracts are as follows:

    . The "Expenses" section omits disclosure relating to the charges for the optional living benefits and death benefits that will not be offered under the new contracts;

    .  The entire "Living Benefits" section of the prospectus has been omitted;

    . The "Death Benefit" section of the prospectus omits disclosure relating to the optional death benefits not offered under the new contracts;

    .  There is of course no "Condensed Financial Information" appendix; and

    . There are no living benefit examples or Enhanced Death Benefit examples in the appendixes.


SERIES/CLASS L - 4 YEAR CONTRACTS (FILE NOS. 333-186204 AND 333-186216)
---------------------------------

   The Series/Class L - 4 Year contracts being registered on the Registration Statements have been designed in response to similar requests from some of the Companies' distribution partners for a basic variable annuity contract without the optional living benefit guarantees offered with the current Series/Class L
- 4 Year contracts and without most of the optional death benefit guarantees offered with those contracts; at the same time, however, the Companies did decide to modify the new Series/Class 4 Year contract offering with the Guaranteed Withdrawal Benefit (GWB) feature being reintroduced through its May 1, 2013 prospectuses. Accordingly, in addition to the changes noted above with respect to the Series/Class C contracts, the prospectus changes include disclosure relating to this GWB (including in the Expenses section and the Living Benefit section).

   Please call the undersigned at 202.414.9208 or Tim Johnson at 412.288.1484 with comments or questions.

Very truly yours,

/s/ W. Thomas Conner
-------------------------------------------
W. Thomas Conner

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